Exhibit 99.1

Blackrock Inc. shareholding notification

4 October 2023, 9:45 CET

ArcelorMittal (the ‘Company’) announces that on 18 and on 19 September 2023 it received shareholding notifications from BlackRock, Inc. According to theses notifications, the following threshold of (potential) voting rights was reached:
o5.82% on 18 September 2023, and
o5.83% on 19 September 2023.
These notifications are available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’.
These notifications are published in reference to the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above or below the 5% of voting rights threshold.
ENDS